SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )1

                             COLORADO MEDTECH, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   19652U 10 4
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                February 1, 2001
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)


------------
     1            The  remainder  of this  cover  page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 19652U 10 4                     13D                Page 2 of 8 Pages
--------------------------------------------------------------------------------


================================================================================

       1     NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                      ACQUISITOR PLC
--------------------------------------------------------------------------------
       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) / /
                                                                  (b) / /
--------------------------------------------------------------------------------

       3     SEC USE ONLY

--------------------------------------------------------------------------------

       4     SOURCE OF FUNDS
                      WC
--------------------------------------------------------------------------------

       5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)  / /
--------------------------------------------------------------------------------

       6     CITIZENSHIP OR PLACE OR ORGANIZATION
                      UNITED KINGDOM
--------------------------------------------------------------------------------

   NUMBER OF        7        SOLE VOTING POWER
     SHARES                          814,734
 BENEFICIALLY     --------------------------------------------------------------
OWNED BY EACH
  REPORTING
 PERSON WITH


                    8        SHARED VOTING POWER
                                     -0-
                  --------------------------------------------------------------

                    9        SOLE DISPOSITIVE POWER
                                     814,734
                  --------------------------------------------------------------

                   10        SHARED DISPOSITIVE POWER
                                     -0-
--------------------------------------------------------------------------------

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      814,734
--------------------------------------------------------------------------------

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES  / /
--------------------------------------------------------------------------------

     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      6.45%
--------------------------------------------------------------------------------

     14      TYPE OF REPORTING PERSON
                      CO
================================================================================

--------------------------------------------------------------------------------
CUSIP No. 19652U 10 4                     13D                Page 3 of 8 Pages
--------------------------------------------------------------------------------



The following constitutes the initial Schedule 13D filed by Acquisitor plc.

Item 1.   Security and Issuer.
          -------------------

                  This statement relates to the shares of common stock, no par value (the "Common Stock") of Colorado MEDtech, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 6175 Longbow Drive, Boulder, Colorado 80301.

Item 2.  Identity and Background.
         -----------------------

                  Acquisitor plc ("Acquisitor") is a corporation organized in Wales and England with a principal office and place of business at 190 The Strand, London WC2R 1JN. Acquisitor's main objective is to achieve a high rate of capital growth for its shareholders by acquiring significant holding in companies which its Board of Directors considers to be fundamentally undervalued. Acquisitor is managed by its Board of Directors.

                  In accordance with the provisions of General  Instruction C to
Schedule 13D, information concerning the directors of Acquisitor is included in Schedule A hereto and is incorporated by reference herein.

                  Acquisitor and its directors have not been criminally convicted in the past five years. They have not also been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

                  The aggregate purchase price of the 814,734 shares of Common Stock acquired by Acquisitor is $3,503,869 (including commissions) and was paid for using its working capital.

Item 4. Purpose of Transaction.
        ----------------------

                  Acquisitor believes that the shares of Common Stock of the Issuer are undervalued and represent an attractive investment opportunity. It presently has no plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein. Acquisitor intends to promptly initiate open communications with the Issuer's management in order to monitor their efforts to increase stockholder value and substantially improve operating results.
Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the shares of Common Stock,

--------------------------------------------------------------------------------
CUSIP No. 19652U 10 4                     13D                Page 4 of 8 Pages
--------------------------------------------------------------------------------

conditions in the securities markets and general economic and industry conditions, Acquisitor may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation purchasing additional shares of Common Stock in the open market or otherwise, making an offer to purchase up to all of the Issuer's outstanding shares of Common Stock through a negotiated transaction or otherwise, seeking to nominate a slate of directors to the Issuer's board of directors or presenting proposals for stockholders' consideration at an annual or special meeting of the Issuer's stockholders or by written consent. Acquisitor may also sell some or all of its shares of Common Stock through privately negotiated transactions, or to change its intention with respect to any and all matters referred to in this Item 4.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         Item 5 (a) As of the close of business on February 9 2001 Acquisitor beneficially owns 814,734 shares of Common Stock, constituting approximately 6.45% of the shares of Common Stock outstanding. The reported aggregate percentage of shares of Common Stock owned by Acquisitor is based upon 12,629,688 shares of Common Stock outstanding as of October 31, 2000, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000.

         Item 5 (b) Acquisitor has sole voting power on the shares of Common Stock it beneficially owns.

         Item 5 (c) In the 60  days  prior  to the  date of the  filing  of this
Schedule 13D, Acquisitor effected no transactions in the Common Stock other than those set forth in the following table:

          Date          Buy/Sell         Quantity          Price

          12/14/00         Buy            5,000            $4.81
          12/19/00         Buy            10,000           $4.47
          12/20/00         Buy            33,400           $4.26
          12/21/00         Buy            55,000           $3.68
          12/22/00         Buy            10,000           $3.44
          12/26/00         Buy            12,500           $3.51
          12/27/00         Buy            8,800            $3.37
          12/28/00         Buy            10,000           $3.13
          12/29/00         Buy            32,300           $3.14
          1/10/01          Buy            8,000            $3.09
          1/29/01          Buy            78,534           $4.31
          1/30/01          Buy            6,500            $4.31
          1/31/01          Buy            37,200           $3.96
          2/1/01           Buy            84,100           $4.05
          2/5/01           Buy            13,400           $4.43
          2/6/01           Buy            25,000           $4.31
          2/7/01           Buy            1,000            $4.00
          2/8/01           Buy            3,300            $4.13
          2/9/01           Buy            57,800           $4.15

--------------------------------------------------------------------------------
CUSIP No. 19652U 10 4                     13D                Page 5 of 8 Pages
--------------------------------------------------------------------------------

                  All transactions were made through purchases in the open market.

         Item 5 (d)        Not Applicable.

         Item 5 (e)        Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ----------------------------

         Not Applicable.

Item 7.  Material to be Filed as Exhibits.
-------  ---------------------------------

         Not Applicable.

           [The remainder of this page was intentionally left blank.]

--------------------------------------------------------------------------------
CUSIP No. 19652U 10 4                     13D                Page 6 of 8 Pages
--------------------------------------------------------------------------------


                                   SIGNATURES
                                   ----------


                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: February 9, 2001                            ACQUISITOR PLC


                                                   By:   /s/ Duncan Soukup
                                                       -------------------------
                                                   Name: Duncan Soukup
                                                   Title: Managing Director

--------------------------------------------------------------------------------
CUSIP No. 19652U 10 4                     13D                Page 7 of 8 Pages
--------------------------------------------------------------------------------



                                   SCHEDULE A


The following table sets forth certain information concerning each of the directors of Acquisitor plc as of the date hereof.

Name:                       Duncan Soukup
                            (Managing Director)
Citizenship:                British
Business Address:           230 Park Avenue, Suite 516
                            New York, New York 10169
                            USA
Principal Occupation:       Managing Director, Acquisitor plc
                            President and Chief Executive Officer,
                              Lionheart Group, Inc.
                            Chairman and Chief Executive Officer,
                              York Energy Ltd.

Name:                       Luke Oliver Johnson
                            (Director)
Citizenship:                British
Business Address:           190 The Strand,
                            London WC2R 1JN
                            England
Principal Occupation:       Director, Acquisitor plc
                            Non-executive Chairman, Belgo Group plc
                            Director, Intrinsic Value Partnership Limited

Name:                       John Stanislas Albert Radziwill
                            (Chairman)
Citizenship:                British
Business Address:           190 The Strand,
                            London WC2R 1JN
                            England
Principal Occupation:       Chairman, Acquisitor plc
                            Director, York Energy Ltd.
                            Director, Goldcrown Group Limited

Name:                       James Ozanne
                            (Non-Executive Director)
Citizenship:                American
Business Address:           190 The Strand,
                            London WC2R 1JN
                            England

------------------------------------------------------------------------
CUSIP No. 19652U 10 4             13D                Page 8 of 8 Pages
------------------------------------------------------------------------

Principal Occupation:       Non-Executive Director, Acquisitor plc
                            Principal, Greenrange Partners
                            Vice-Chairman and Director, Financial Security
                              Assurance

Name:                       Christopher Harwood Bernard Mills
                            (Non-Executive Director)
Citizenship:                British
Business Address:           Ryder Court, 14 Ryder Street
                            London SW1Y 6QB
                            England
Principal Occupation:       Non-Executive Director, Acquisitor plc
                            Executive Director, American Opportunity Trust
                            Executive Director, NASCIT
                            Director, J O Hambro Capital Management

Name:                       Peter Melhado
                            (Non-Executive Director)
Citizenship:                American
Business Address:           190 The Strand,
                            London WC2R 1JN
                            England
Principal Occupation:       Non-Executive Director, Acquisitor plc
                            General Partner, Polaris Partners, L.P.
                            President , Iroquis Avenue Foundation,
                              a [U.S.] charitable Trust.